July 9, 2010

Mr. Amit Pande

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100F Street, N.E.

Washington, D.C 20549

Re:	The PNC Financial Services Group, Inc. Form 10-K for the fiscal year ended December 31, 2009 Form 10-Q for the quarterly period ended March 31, 2010 File No. 001-09718

Dear Mr. Pande:

The PNC Financial Services Group, Inc. (PNC or the Company) is responding to your letter dated June 24, 2010 pertaining to your review and comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (Form 10-K) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 (Form 10-Q).

We appreciate your comments regarding our recent disclosures. Company management is responsible for establishing and maintaining effective controls over financial reporting and the adequacy and accuracy of the disclosures in our filings. We acknowledge that SEC Staff (Staff) comments or changes to disclosures that we make in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K or Form 10-Q. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, we have repeated herein each of the comments in your letter (in italics) and provided responses thereto. We have added letters to the sub-bullets in several of your comments to facilitate review of our responses. All references to page numbers and captions in our responses correspond to the page numbers and captions in the Form 10-K or Form 10-Q, as applicable.

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

Form 10-K for the fiscal year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 30

1.	We note that approximately 53% of your loan portfolio consisted of commercial loans at December 31, 2009. Given the relatively high level of credit risk typically associated with these types of lending products, please tell us and consider revising future filings to disclose the following information to the extent that you have a significant amount of construction loans with interest reserves:

a.	The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing;

b.	Your policy for recognizing interest income on these loans;

c.	How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

d.	Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

e.	Your underwriting process for these loans and any specific differences as compared to loans without interest reserves; and

f.	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

RESPONSE:

As further discussed below, construction loans with interest reserves are not significant to the consolidated financial statements of PNC. We will revise future filings to indicate that construction loans with interest reserves are not significant to PNC.

a)	At December 31, 2009, PNC held approximately $3.5 billion of construction loans with interest reserves representing approximately 4.2% of PNC’s commercial loans and only approximately 2.2% of total loans. Interest reserves on construction loans are established in accordance with the Company’s standard underwriting practice and are documented in an exhibit to each loan contract. At December 31, 2009, approximately $200 million of interest was capitalized on the construction loan portfolio. Interest reserve funds are not advanced for nonperforming, defaulted, and matured loans. In addition, interest advances are not made when the interest reserve has been exhausted.

b)	We recognize interest income, including capitalized interest, on these loans if they are performing (collection of interest and principal is not doubtful).

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

c)	All construction loans are evaluated for performance consistent with the Company’s credit policies. Under these procedures, each project is monitored by the Company’s on-site inspectors who review each borrower’s draw requests, track the project budget, and assess the timeliness of project completion. In addition, the Company tracks the actual performance of each project to that forecasted, identifies possible risks and/or significant events that may impact the performance or completion of the project and reviews each borrower’s compliance with loan covenants. All of these factors are considered in determining whether the project is performing as planned and whether it is appropriate to continue to capitalize interest.

d)	Based upon the progress of a project, and as further discussed below, a loan may be extended, renewed or restructured. When this occurs, a re-underwriting is performed, including a fresh assessment of market conditions and, in most instances, a re-appraisal of the project.

e)	Construction loans structured with interest reserves are underwritten to the same standards as other commercial loans (underwritten as if they will be permanently financed by PNC). When underwriting a loan with an interest reserve, the potential interest reserve is evaluated for sufficiency given the estimated length of the construction period, the projected lease-up period, and possible increases in interest rates during the construction and stabilization period.

f)	PNC does not advance additional interest reserves to keep a loan from becoming nonperforming; however, an interest reserve may be reset during a construction loan restructuring. In that circumstance, a re-underwriting is performed and project delays and/or cost overruns are factored into the determination of a new interest reserve amount. In a restructuring or workout situation, PNC’s policy is to require a borrower/guarantor/sponsor to post additional interest reserves in cash, or to pledge additional collateral to justify PNC extending additional loan funds for interest reserves or cost overruns. This restructuring assessment is considered in determining whether the loan is classified as performing or nonperforming and whether the loan is reported as a troubled debt restructuring (TDR).

2.	Please tell us and consider revising your future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with and revise your future filings to disclose the following:

(a)	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

(b)	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

(c)	Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

(d)	Clarify whether the B note is immediately charged-off upon restructuring.

(e)	Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower’s payment performance prior to the modification.

(f)	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

RESPONSE:

As further discussed below, A Note/B Note restructurings are not significant to the consolidated financial statements of PNC. We will revise future filings to indicate that A Note/ B Note restructurings are not significant to PNC.

a)	At March 31, 2010 and December 31, 2009, PNC had less than $75 million and $50 million, respectively, of A Note/B Note structures.

b)	The possible benefits of an A Note/B Note structure are: 1) sizing of the A Note to match the cash flows of the borrower or underlying collateral; 2) the A Note may be more easily sold or refinanced; and 3) an upgrade of the A Note to performing status after a sustained period of performance under its modified terms (at least 6 months) and an expectation that principal and interest are fully collectible. At the time of restructuring, all loans restructured in this manner were on nonaccrual status and as of March 31, 2010 and December 31, 2009, all restructured A Note/B Note loans remained on nonaccrual. As such, there has been no impact on interest income or credit classification from A Note/B Note restructurings.

c)	In an A Note/B Note structure, the A Note is structured based on the Company’s standard underwriting policies. Therefore, A Notes have market terms and rates of interest. B Notes are subordinate to A Notes for repayment and may be structured with off-market interest rates or terms (e.g., a provision allowing the transfer of non-cash assets to satisfy amounts due).

d)

Consistent with the Company’s impairment processes and procedures, the decision to charge off a B Note immediately upon restructuring is made based on an analysis of the B Note’s projected cash flows, the underlying collateral value and/or the guarantor support, if any. If projected cash flows or the underlying collateral value do not support repayment of the B Note, the B Note is impaired with an appropriate

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

charge-off taken. At both March 31, 2010 and December 31, 2009, B Note balances had been charged-down to a net carrying value of less than $2 million and less than $6 million, respectively.

e)	As further discussed in response 2(f) below, the majority of A Notes, as well as B Notes to the extent not charged-off, are classified as TDRs immediately after restructuring and all have remained on nonaccrual. A Notes/B Notes would be returned to accrual status if: 1) the borrower demonstrates the ability to perform according to the restructured terms for an appropriate period (six months or more); and 2) the loan is not impaired based on the terms of the restructuring agreement. While not applicable in our current A Note/B Note population, if an A Note would be returned to accrual status upon restructuring, accrual status would be warranted only there is an expectation that principal and interest are fully collectible. The Company does not consider payment performance prior to restructuring in determining accrual status. Given the restructuring terms of a B Note, it would not be possible for a B Note to be returned to accrual status upon restructuring.

f)	The restructuring of a loan into an A and B Note is a strong indication of a borrower concession; however, an A Note/B Note is assessed for TDR classification in the same manner as other loans. That is, the Company determines if the borrower is experiencing financial difficulties and whether the Company is granting a concession to the borrower. On a rare occasion, an A Note/B Note would not qualify as a TDR due to a lack of borrower financial difficulties and/or because the loans are structured with market rates and terms.

A loan may be considered for removal from TDR status if: 1) the borrower has demonstrated the ability to perform according to the restructured terms for an appropriate period (six months or more); and 2) if the restructuring agreement yields an interest rate equal to a market rate for a loan of comparable risk; and 3) the loan is not impaired based on the terms of the restructuring agreement. However, under Guide 3 all TDRs remain reported as such for the life of the loans.

3.	Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

(a)	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

(b)	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

(c)	In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

(d)	How you evaluate the guarantor’s reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

(e)	How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

(f)	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

(g)	When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

RESPONSE:

As further discussed below, guaranteed commercial loans are not significant to the consolidated financial statements of PNC. We will revise future filings to indicate that guaranteed commercial loans are not significant to PNC.

a)	At March 31, 2010 and December 31, 2010, approximately 5 percent of PNC’s commercial loan portfolio was comprised of guaranteed loans. An extension may be granted in a circumstance where it appears likely that the project can be successfully completed within the extended period of time. If an extension is granted, loan terms may be adjusted to increase or decrease interest rates or changes to covenants, including collateral requirements, may be made.

b)	The Company determines TDR status by evaluating whether or not the borrower is experiencing financial difficulties (e.g., risk rating, current default status, doubt as to

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

going concern status, etc.) and whether the Company is granting the borrower a concession. The presence of a guarantor does not eliminate the need to perform a TDR evaluation. Therefore, the support of a guarantor will not, in and of itself, prevent or cause a loan from being disclosed as a TDR if appropriate.

c)	The Company conducts a review of a personal guarantor’s financial status through the review of current (within 12 months) financial statements, at least 2 years of tax returns, the existence of the guarantor’s most significant assets and liabilities as well as credit and background checks. Updated financial information is required for, at a minimum, an annual review during the period the loan is outstanding. Non-personal guarantors are subject to a similar process with financial statements reviewed by a dedicated group of analysts. The Company uses third-party providers where applicable to perform, for example, background checks of the guarantor.

d)	In addition to the review process described in the response to 3(c), the Company considers any prior experience with a guarantor including the guarantor’s prior willingness to honor its obligation. If a guarantor has performed under its obligations in the past, that performance could be considered favorable reputational evidence relevant to a guarantor’s willingness to perform in the future. When the Company does not have prior experience with a guarantor, the thorough review described in 3(c) determines a guarantor’s potential ability and willingness to perform under its obligation. A guarantor does not prevent the Company from taking a charge-off when appropriate as the Company views a guarantor as a potential means for recovery.

e)	A guarantor is notified of a defaulted loan and, if necessary and legally permissible, the Company may demand payment from the guarantor. The decision to pursue payment from a guarantor is based on: (1) the structure of the guarantee; (2) the timeliness of obtaining resolution from the borrower or guarantor; and (3) whether accelerating the liquidation from the borrower may be improved with the assistance of the guarantor.

f)	The support of a guarantor is one factor, but not the sole factor, for determining whether a loan is impaired. Of loans with guarantees, in only 2% of those loans was possible recovery from the guarantor a consideration.

g)	An impaired loan may be carried in excess of collateral value if the Company determines that the guarantor has the willingness and capacity to perform under the guarantee. In this circumstance, a charge-off may be delayed for up to two quarters, while a settlement is negotiated with the borrower. During this period, an allowance for loan loss is established for any collateral shortfall. After negotiations, the guarantor will be called upon to honor its obligation.

Distressed Assets Portfolio, page 59

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

4.	We note your disclosure that you have implemented several modification programs to assist the loss mitigation teams assembled to address workout strategies. Please provide us with the following as it relates to loan modifications including, but not limited to, those associated with your distressed assets portfolio:

(a)	Explain how different types of loans are renegotiated, including a description of the significant terms modified;

(b)	Compare and contrast the circumstances under which you would consider the modifications to be temporary or permanent in nature and whether these would be classified as troubled debt restructurings;

(c)	Explain whether any loan would revert back to its original terms during a temporary modification period if consecutive late payments are made or if other terms of the modified agreement are violated. To further enhance our understanding of this process, please provide an example with an accompanying timeline explaining what triggering events would lead to such a change in status (classification) and discuss how these events would impact the accounting for the loan, including the specific loan pools used for establishing the allowance, as well as the classification and presentation in your Industry Guide III data; and

(d)	Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If changes in terms, payments or classification impact either of these analyses, please explain how and when these calculations would be impacted.

RESPONSE:

(a)	First lien mortgages, construction loans, and home equity loans (installment loans and lines of credit) are subject to applicable government-created or Company-developed modification programs. Initially, a borrower is evaluated for modification under a government-created program, if applicable. If a modification is not available under a government-created program or the borrower does not qualify for a modification under the program, the borrower will be evaluated under Company-developed modification programs.

Loan terms are negotiated based on the needs of each borrower and within program guidelines. The loan payment is modified to a level that the borrower can afford based on debt to income or cash flow ratios. Modified terms often include a reduction in interest rate and may include an extension and/or forgiveness or deferral of principal. Modifications do not occur unless the borrower meets program guidelines.

(b)	The Company defines a temporary modification as one in which the terms of the original loan are changed for a period of time but revert to the original terms as of a specific date. An example of a temporary modification is a 24-month reduction in interest rate and payments with a return to the loan’s original terms after the 24-month period. Modifications which do not involve a temporary change in loan terms are considered permanent modifications.

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

Aside from consumer pooled purchased impaired loans and government insured loans, every modification is evaluated for classification as a TDR. (Pooled purchased impaired loans are accounted for under Accounting Standard Update 2010-18: Receivables (ASC 310), Effect of a Loan Modification When the Loan is Part of a Pool That is Accounted for as a Single Asset.) Loan modifications are classified as TDRs when two conditions are met: (a) the borrower is experiencing financial difficulties and (b) the Company has granted a concession.

Modified loans do not revert back to original terms in the event of delinquency or other loan term violations.

(c)	If a loan modification program requires a trial payment period, the loan is not formally modified until the trial payment period is successfully completed. During the trial payment period, the loan continues to be subject to the Company’s allowance for loan and lease losses (ALLL) process which includes an evaluation of the collectability of accrued but unpaid interest.

(d)	Modified loans which qualify as TDRs are subject to an ALLL measured based on the guidance of ASC 310-10 (SFAS 114). The ALLL for non-TDR modifications is measured under the guidance of ASC 450-20 (SFAS 5) which takes into account any changes in charge-off performance. All purchased impaired loans, regardless of modification status, are accounted for under ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality.

5.	As a related matter, please revise your future filings to enhance your disclosure surrounding your modification programs, including but not limited to those associated with your distressed assets portfolio. In this regard, provide the following:

•

To the extent you have several different types of programs offered to your customers (e.g., consumer credit counseling programs, temporary hardship concessions, permanent workout programs, etc.), include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by loan category and performing versus nonperforming status;

•	Provide an enhanced narrative discussion addressing success with the different types of concessions offered; and

•

Quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program and discuss how you consider these success metrics in your

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

determination of the allowance for loan losses.

RESPONSE:

The Company’s modification programs were instituted in 2009 with most modification activity occurring in the fourth quarter of 2009 and the first quarter of 2010. The Company tracks the volume of modifications subject to these programs and to the extent such modifications are material to PNC, the Company will, in future filings, enhance its discussion of the types of consumer loan modification programs used.

The following statistics quantify our loan modification efforts under the Home Affordable Modification Program (HAMP) and the Home Affordable Refinance Program (HARP) as of March 31, 2010.

HAMP

80,700	Solicitations

21,729	Trial plan offers mailed to customers

11,246	Loans on trial modification plans

746	Completed Modifications (34 PNC loans and 712 loans serviced for others)

HARP

	2009	First Qtr 2010	Cumulative Through 3/31/10
Application Volumes:
Units	4,411	2,169	6,580
Dollars (in millions)	$906	$430	$1,336

Closing Volumes:
Units	1,765	1,385	3,150
Dollars (in millions)	$353	$270	$623

Nonperforming, Past Due and Potential Problem Assets, page 67

6.

We note your disclosure on page 68 that the allowance as a percentage of nonperforming loans decreased from 236% at December 31, 2008 to 89% at December 31, 2009. We also note your disclosure on page 69 that despite the decrease in this ratio, given the mix of the loan portfolio, coverage is considered adequate in light of the fact that the majority of the

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

loan portfolio is secured by collateral, including loans to asset-based lending customers that continue to show demonstrably lower loss given default and that the large high investment grade portion of the loan portfolio has performed well and has not been subject to significant deterioration. In light of the significant increase in non-performing loans in 2009 resulting in further decreasing coverage ratios through December 31, 2009, please tell us and consider disclosing the following in all future filings beginning with your Form 10-Q for the quarterly period ending June 30, 2010:

(a)	In more detail, how the mix of the portfolio has changed in recent periods and any significant impact that this has had on the allowance for loan losses, the level of nonperforming loans, and the ratio of allowance to nonperforming loans at each period end;

(b)	In more detail, how changes in the level of collateral dependent loans to asset-based lending customers, including period to period changes in loss given default rates for these types of loans, have impacted the allowance for loan losses, the level of nonperforming loans, and the ratio of allowance to nonperforming loans;

(c)	In more detail, how changes in the investment grades of your loan portfolio have impacted the allowance for loan losses, the level of nonperforming loans, and the ratio of allowance to nonperforming loans at each period end;

(d)	As it relates to bullets two and three [re-referenced as (b) and (c) in this response] above, consider quantifying the amount of the portfolio described (i.e., loans to asset-based lending customers and high investment grade portion of the loan portfolio) and the related allowance at each period end;

(e)	Whether partial charge-offs on non-performing loans impact the coverage ratio and other credit loss statistics and trends. For example, please consider disclosing the following information / ratios if materially different from the currently disclosed coverage ratio:

•	The amount of nonperforming and impaired loans for which you have recorded partial charge-offs [we interpret as measured under ASC 310-10 (SFAS 114)];

•	The ratio of nonperforming loans for which you have recorded partial charge-offs to total loans;

•	The ratio of nonperforming loans for which you have recorded partial charge-offs to total nonperforming loans;

•	The charge-off rate for nonperforming loans for which you have recorded partial charge-offs;

•	Coverage ratio net of nonperforming loans for which you have recorded partial charge-offs;

•	The ratio of the total allowance divided by (total loans less nonperforming loans for which you have recorded partial charge-offs); and

•

To the extent you have a significant amount of impaired loans with no valuation allowance required for which partial charge-offs have not been recognized, clarify how you measured impairment on these loans and reconcile the significant deterioration in real estate values in your primary market areas with your

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

impairment conclusions.

RESPONSE:

a)	On December 31, 2008, we acquired National City for approximately $6.1 billion. This acquisition was accounted for as a purchase under (SFAS 141). Accordingly, legacy National City’s nonperforming loans together with additional impaired loans were identified as purchased impaired loans under the guidance of SOP 03-3. Based upon our ability to reasonably estimate future cash flows, none of the purchased impaired loans were classified as nonperforming as interest accretion would be recognized on these loans in future periods. Additionally, on December 31, 2008, $2.2 billion of the legacy National City allowance related to purchased non-impaired loans was carried over, which more than doubled the combined companies’ allowance at that date. This increase in the ALLL with no increase to nonperforming loans resulted in an appropriate but inflated ratio of the allowance to nonperforming loans at December 31, 2008. At December 31, 2008, the legacy PNC ratio of allowance to nonperforming loans was 95%. During 2009, the level of nonperforming loans, including legacy performing National City loans that migrated to nonperforming, increased by approximately $4.0 billion and the total ALLL increased by approximately $1.2 billion. While deterioration has occurred more notably in certain sectors (e.g. residential real estate and commercial real estate), the proportion of those sectors to total loans has not changed materially. The combination of these factors has resulted in the change in the ratio from 236% at December 31, 2008 to 89% at December 31, 2009. In future filings we will enhance our disclosure accordingly.

b)	The asset-based lending portfolio had outstandings of $7.5 billion at December 31, 2008 and decreased to $6.1 billion at December 31, 2009. The decrease is attributable to paydowns and charge-offs during 2009. While there have been no significant loss given default (LGD) changes for this portfolio during 2009, individual loans may be charged-off based upon their performance and underlying collateral. The ALLL on this portfolio was $236 million at December 31, 2008 and $160 million at December 31, 2009. The decline in coverage ratio is due to charge-offs of lower quality loans combined with the stability of the collateral on the remaining portfolio.

c)	The credit quality of the loan portfolio deteriorated during 2009, as evidenced by negative changes in investment grades/risk rating migration and increases in nonperforming loans and the ALLL. This deterioration was heavily concentrated in certain sectors of the loan portfolio, most notably in the residential real estate and commercial real estate lending sectors. The commercial loan portfolio is actively reviewed for appropriate risk rating downgrades and upgrades which impact nonperforming loans and the ALLL. Additionally, loans deemed as nonperforming are reviewed quarterly and charge-offs are taken based on the value of underlying collateral which decreases nonperforming loans. Since these loans tend to remain on the balance sheet for a sustained workout period, the ratio of allowance to nonperforming loans is impacted as an ALLL does not need to be recorded for the remaining recoverable amount of the loan.

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

d)	For information related to PNC’s asset based lending portfolio, please refer to response 6b above. The high investment grade portion of the loan portfolio, as defined by the highest risk-rated commercial loans with probabilities of default (PDs) 1-5, represented approximately $43 billion of loans and loan equivalent exposure at December 31, 2009, and approximately $48 billion at December 31, 2008. The loan loss reserve totaled $67 million at December 31, 2009, and $83 million at December 31, 2008. A single borrower, with a total of $100 million, rated investment grade by the rating agencies ultimately became nonperforming and was sold and/or paid in full. As such, credit deterioration in the investment grade portfolio has not had a material impact on the total loan loss reserves, level of nonperforming loans, or the ratio of the ALLL to nonperforming loans.

e)	Partial charge-offs on nonperforming loans have an impact on the ratio of ALLL to nonperforming loans. As loans are partially charged-off to collateralized value, nonperforming loans are partially reduced, and the need for reserves on those loans is likewise reduced. For a number of reasons, these loans may continue to be held in portfolio during a sustained workout period, thereby reducing the ratio of ALLL to nonperforming loans during the period.

The following ratios reflect the impact of partial charge-offs on reserves at December 31, 2009:

•	The net carrying amount of nonperforming and impaired loans, with recorded partial charge-offs of approximately $400 million, totaled approximately $600 million at December 31, 2009.

•	Nonperforming loans with recorded partial charge-offs to total loans: .4%

•	Nonperforming loans with recorded partial charge-offs to total nonperforming loans: 10.6%

•	The cumulative charge-off rate for nonperforming loans with recorded partial charge-offs is approximately 42%.

•	Coverage ratio net of nonperforming loans with recorded partial charge-offs: increased from 89% to 100%

•	Total allowance to (total loans less nonperforming loans with recorded partial charge-offs): changed slightly from 3.22% to 3.23%

•	PNC does not have a significant amount of impaired loans with no valuation allowance required for which partial charge-offs have not been taken.

To the extent partial charge-offs have a meaningful impact on asset quality ratios, we will include such disclosure in future filings beginning with our second quarter 2010 Form 10-Q.

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit, page 68

7.	We note your presentation of the allowance as a percent of nonperforming loans here and on page 173 of your December 31, 2009 Form 10-K. We also note the following disclosure:

•

On page 68 that total non-performing loans and assets are significantly lower than they would have been otherwise due to the accounting treatment for purchased impaired loans, which has resulted in a lower ratio of allowance as a percent of non-performing loans; and

•	On page 97 that most consumer loans and lines of credit, not secured by residential real estate, are generally not placed on nonaccrual status.

Given the fact that it appears as though a significant amount of the allowance included in the numerator could be allocated to loan types that are excluded from nonperforming loans in the denominator (e.g., SOP 03-3 loans and consumer loans and lines of credit not secured by residential real estate), we believe that more transparency is needed around your presentation of this ratio. Accordingly, when presenting this ratio in your future filings, please include disclosure which quantifies the amount of the allowance allocated to loan types that are not included in the nonperforming loans denominator.

RESPONSE:

The ALLL for purchased impaired loans is disclosed in the “Valuation of FASB ASC 310-30 Purchased Impaired Loans” table on page 32 of the Form 10-K. As noted in footnote (c) to that table, “An additional ALLL of $0.5 billion does not recognize the incremental accretable yield of $0.9 billion related to certain purchased impaired loans with improving estimated cash flows. This income will be recognized over time.” The ratio of ALLL ($5.1 billion) to nonperforming loans ($5.7 billion) as presented in the Form 10-K was 89%. Excluding the $0.5 billion of allowance for purchased impaired loans, the ratio of ALLL ($4.6 billion) to nonperforming loans ($5.7 billion) would be 81%. In future filings, we will continue to disclose the amount of ALLL allocated to purchased impaired loans; however, beginning with our second quarter 2010 Form 10-Q, we will revise our disclosures to provide more transparency to the ratios and their components.

In addition, non-residential consumer loans are fully charged-off at 120 days (consumer loans) or 180 (lines of credit) days and are not placed on non-accrual status. Consequently, fully charged-off non-residential consumer loans do not impact the ratio of the allowance as a percent of nonperforming loans. In future filings, beginning with our second quarter 2010 Form 10-Q, we will clarify our practice of charging-off non-residential consumer loans rather than placing them on nonaccrual status.

8.	As a related matter, please clarify whether you classify a portion of the purchased credit-impaired loans as nonperforming once you determine an allowance for loan losses is

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

necessary for this portfolio, and if not, please tell us why.

RESPONSE:

Consistent with the guidance provided under ASC 310-30 (SOP 03-3), a purchased impaired loan will remain as an accruing loan as long as we can reasonably estimate the cash flows irrespective of whether an ALLL is recorded. As discussed on the Company’s Form 10-K page 68, “purchased impaired loans are considered performing, even if contractually past due, as we are currently accreting interest income over the expected life of the loans.” As of March 31, 2010, there are no purchased impaired loans for which we are unable to reasonably estimate cash flows. Accordingly, PNC continues to accrete interest income and has not placed purchased impaired loans on nonaccrual.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Accounting Policies

Nonperforming assets, page 97

9.	We note your disclosure that most consumer loans and lines of credit, not secured by residential real estate, are charged off after 120 to 180 days past due and that generally these loans are not placed on nonaccrual status. We also note that the table detailing non-performing loans on page 110, and similar disclosures elsewhere in the Form 10-K, indicates a very nominal amount of consumer loans are classified as non-performing. In the interest of transparent disclosure, please tell us, and enhance your disclosure in future filings, to more clearly describe your policy for placing these types of loans on nonaccrual status. In addition, please enhance your disclosure in future filings surrounding your tabular presentation of non-performing loans, such as that on page 110, to indicate that nonperforming loans and assets exclude these types of loans.

RESPONSE:

Consumer installment loans are placed on nonaccrual when it is doubtful that principal and interest is collectible. In future filings, we will enhance our disclosures to include our policy for placing these loans on nonaccrual status and our tabular presentation on page 110 to indicate the exclusion of consumer loans and lines of credit secured by real estate.

Allowance for Loan and Lease Losses, page 98

10.

We note your disclosure that for nonperforming loans greater than the “defined dollar threshold”, specific reserves are based on an analysis of the present value of the loan’s expected future cash flows, the loan’s observable market price or the fair value of the collateral and that for loans below the threshold, the loans are aggregated for purposes of

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

measuring specific reserve impairment using the applicable loan’s loss given default percentage multiplied by the balance of the loan. In order to help us better understand your policy, please tell us, and disclose in future filings:

(a)	The amount of the “defined dollar threshold”;

(b)	The amount and / or percentage of loans above and below the “defined dollar threshold”;

(c)	Of the loans above the “defined dollar threshold”, the amount of loans measured using each of the three methodologies (i.e., present value of expected cash flows, the loans’ observable market price and the fair value of the collateral);

(d)	As it relates to collateral dependent loans, a more comprehensive discussion of each of the methods used to estimate the fair value, including an in-depth discussion of the appraisal process, how often you obtain updated appraisals for your collateral and in the event you use automated valuation methodologies, procedures you perform to validate the results of these valuation methodologies in the event they are not based on current appraisal data; and

(e)	Whether these policies vary by loan type.

In addition, please consider providing similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.

RESPONSE:

a)	To assign a specific reserve based on an analysis of the present value of the loan’s expected future cash flows, the loan’s observable market price or the fair value of the collateral, at least one facility must be greater than or equal to $5 million. As allowable under GAAP, PNC reviews its portfolio for homogeneous loans and sets the minimum threshold which is reviewed annually by the Company’s Reserve Adequacy Committee. We recently compared our threshold with those of peer financial institutions and believe ours is reasonable given our size and portfolio characteristics. For those loans under the threshold, the Company performs an analysis at least annually to determine if the ASC 450-20 (SFAS 5) reserve assigned is not materially different from the ASC 310-10 (SFAS 114) reserve.

b)	Approximately 42% of the nonperforming loans were above the $5 million threshold for 2009 and approximately 40% were above the threshold for 2008.

c)	Loans above the threshold are predominately collateral dependent; therefore, the Company uses the collateral method as described in ASC 310-10 (SFAS 114).

d)

The fair value of collateral may be based on an appraisal or the net book value of the asset from the most recent financial statements if no appraisal is available. If PNC utilizes an appraisal, it will deduct for disposition costs, if such costs were not factored into the appraisal. If utilizing the net book value, PNC will employ the LGD collateral recovery rates, by collateral type, in its calculation of disposition costs to arrive at an adjusted fair value. The LGD recovery rate percentages are intended to be adjusted

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

whenever statistically significant instances of loss within a defined collateral type are obtained. A current real estate appraisal is required for loans in which the real estate was not taken as collateral. If the appraisal is deemed inadequate due to changed project or market conditions, values based on the LGD recovery rates can be used pending receipt of an updated appraisal. Real estate appraisals are centrally ordered and reviewed.

Current appraisals are preferred for collateral other than real estate. In the absence of current appraisals, LGD percentages are used. When appraisals of inventory, equipment and similar assets are ordered, the request will be influenced by the strategy employed in the collection effort. Depending upon the health of the borrower and the nature of cooperation provided, the appraisal could be based on, for example, the orderly liquidation value or a forced liquidation.

e)	The valuation methodology is the same for all loan types.

Based upon these responses, we will enhance our disclosures in future filings.

Repurchase and Resale Agreements, page 100

11.	We note your disclosure that your repurchase and resale agreements are generally treated as collateralized financing transactions. Please tell us, and revise future filings to disclose whether you have accounted for any of these transactions as sales for accounting purposes in your financial statements and if so, quantify the amount sold for each period presented and the accounting guidance on which you relied for this treatment.

RESPONSE:

PNC has not accounted for repurchase and resale agreements as sales for accounting purposes. PNC will revise future filings beginning with its second quarter 2010 Form 10-Q filing to clarify our accounting for repurchase and resale agreements.

Note 24 – Legal Proceedings, page 156

12.	We note your disclosures regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed either:

(i)	the possible loss or range of loss; or

(ii)	a statement that an estimate of the loss cannot be made.

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or a statement that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the second quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

RESPONSE:

We have recorded accruals in accordance with ASC 450-20-25 related to several of our publicly disclosed legal proceedings. In each such instance, we have concluded that we are not required to disclose the amount of the accrual for financial statements not to be misleading. We determined that each such accrual is in an amount that is not material to PNC’s overall financial position. In addition, we determined that none of the accruals was material to our reported results of operations in the period in which we recorded it. If in the future we record an accrual for litigation-related loss contingencies and disclosure of that accrual is required for the consolidated financial statements not to be misleading, we will provide appropriate disclosure regarding that accrual.

We are in the process of reviewing our pending litigation to determine what disclosure will be appropriate in our second quarter 2010 Form 10-Q. We note, however, that, as a result of the uncertainties and variables that are inherent in most litigation, situations where we cannot provide a meaningful estimate of a possible loss or range of loss are commonplace, including with respect to any additional loss contingencies above any amounts accrued. Significant factual and legal issues, the fact that many claims, in the Company’s experience, are significantly overstated (and thus often bear little or no relation to any award a court might ultimately grant or the amount for which a case may settle), and the fact that events in the course of litigation (such as information learned in discovery, intermediate judicial or arbitral rulings, rulings on dispositive motions such as motions to dismiss or motions for summary judgment, and extrinsic events) can suddenly and significantly alter potential outcomes of a proceeding, make us unable in most cases to formulate a meaningful estimate of the ultimate exposure or the range of possible exposure.

If we identify a contingency for which an accrual is not made pursuant to ASC 450-20-25-2 and we can determine a meaningful estimate of the possible loss or range of losses, our disclosure pursuant to ASC 45-20-50-4 will include such estimate. Beginning with the second quarter Form 10-Q, we also intend to add to our disclosure of litigation-related loss contingencies the following disclosure to clarify circumstances where we cannot make a meaningful estimate of the possible loss or range of loss:

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

In accordance with ASC 450-20-25, we establish accruals for legal proceedings when information related to the loss contingencies represented by those matters indicates both that a liability is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter if appropriate in light of changed circumstances. We cannot provide any assurance that any amounts already accrued will represent the ultimate loss to us from the legal proceeding in question.

In our experience, legal proceedings are inherently unpredictable, and in many legal proceedings various factors exacerbate this inherent unpredictability, including where the damages sought are unsubstantiated or indeterminate, it is unclear whether a case brought as a class action will be allowed to proceed on that basis, discovery is not complete, the proceeding is not yet in its final stages, the matters present legal uncertainties, there are significant facts in dispute, there are a large number of parties (including where it is uncertain how liability, if any, will be shared among multiple defendants), or there is a wide range of potential results. As a result, in many cases (including those described below [for which we do not provide such estimates]), we cannot provide a meaningful estimate of the possible loss or range of loss, including any possible loss in addition to amounts, if any, already accrued.

Note 25 – Commitments and Guarantees, page 161

13.	We note your disclosure on page 163 that under your representations and warranties you may be required to repurchase a loan with identified defects as well as indemnify or provide other recourse to the investor or insurer. Please tell us whether you are aware of any pending or threatened litigation initiated by investors or purchasers of mortgage-backed securities, including but not limited to claims alleging breaches of representations and warranties on the underlying loan sales. If so, revise your disclosure in future filings to provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued.

RESPONSE:

As described in our Form 10-K and Form 10-Q, we have received requests from purchasers of mortgage loans and home equity loans/lines of credit to indemnify them against losses on certain loans or to repurchase loans which the purchasers believe do not comply with applicable representations in the loan sale agreements. We typically seek to resolve these requests as described on page 163 of the Form 10-K and pages 101 - 102 of the Form 10-Q. As stated in the Form 10-Q, we have accrued a liability for estimated losses arising from those requests totaling $317 million at March 31, 2010.

At present, we have one pending lawsuit in which a loan purchaser is seeking repurchase of loans by PNC. In addition, another loan purchaser has asserted a right to indemnification from us relating to lawsuits filed against it by purchasers of securities in a securitization of mortgage loans sponsored by this loan purchaser. As noted in the response to Question 12,

United States Securities and Exchange Commission

Mr. Amit Pande, Accounting Branch Chief

July 9, 2010

we are in the process of reviewing our pending litigation and related matters to determine what disclosure will be appropriate in our second quarter 2010 Form 10-Q. At the time of filing of our first quarter Form 10-Q, we had determined that neither of these matters, based on the information then available to us, required disclosure under ASC 450-20-50. At present, we are not aware of any situations where any of the loan purchasers seeking repurchase or indemnity has threatened litigation. If appropriate based on new or changed circumstances, we will provide additional required disclosure on these matters in the future.

***

We thank you in advance for your prompt attention to this response and look forward to hearing from you at your earliest convenience. Please direct any questions regarding the Company’s response to Sam Patterson, Senior Vice President and Controller, at 412-762-3900.

Sincerely,

/s/ Richard J. Johnson
Richard J. Johnson
Executive Vice President and Chief Financial Officer
The PNC Financial Services Group, Inc.

cc: Mr. Benjamin Phippen